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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 001-13927
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 4, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable

645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     CSK Auto Corporation (the “Company”) will not be able to timely file its Annual Report on Form 10-K for the fiscal year ended February 4, 2007 (“fiscal 2006”) (hereinafter, the “2006 10-K”) because substantial resources have been devoted to the restatements described below and to completing its Annual Report on Form 10-K (the “2005 10-K”) for the fiscal year ended January 29, 2006 (“fiscal 2005”).
     As previously announced, the Audit Committee of the Board of Directors of the Company has concluded that the Company’s previously issued financial statements for its fiscal years ended January 30, 2005 (“fiscal 2004”) and February 1, 2004, selected consolidated financial data for each of the four fiscal years 2001 through 2004, and interim financial information for each of its quarters in fiscal year 2004 and for the first three quarters of fiscal 2005, should be restated (the “restatements”). The Company is in the process of completing these restatements.
     With respect to management's assessment of internal control over financial reporting as of January 29, 2006, the Company has not yet completed its assessment but, as previously announced, the Company expects to identify material weaknesses in its internal control over financial reporting in addition to those material weaknesses previously reported in its Annual Report on Form 10-K for fiscal 2004. The Company will conclude its evaluation and report its findings and plan for remediation of such material weaknesses when it files its 2005 10-K. Additional information with respect to the foregoing matters is included in the Company's Current Reports on Form 8-K filed March 27, 2006, April 14, 2006 and September 28, 2006 and the Company's Form 12b-25 filed April 14, 2006. The Company has not yet completed its assessment of internal control over financial reporting as of February 4, 2007; however, management also expects to conclude that material weaknesses existed as of February 4, 2007. The Company expects to file its 2006 10-K as soon as practicable following the resolution of the foregoing matters and the filing of the Company's 2005 10-K.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James B. Riley	(602)	631-7688
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Quarterly Report on Form 10-Q for the period ended October 29, 2006.
Quarterly Report on Form 10-Q for the period ended July 30, 2006.
Quarterly Report on Form 10-Q for the period ended April 30, 2006.
Annual Report on Form 10-K for the period ended January 29, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As indicated in Part III, the Company has not completed its financial statements for fiscal 2005, or the previously announced restatements (which will be reflected in the financial statements included in the Company’s 2005 10-K when filed). The Company’s books for fiscal 2006 will not be closed until after the 2005 10-K filing has been made. As a result, the Company is unable to reasonably estimate the anticipated change in the results of operations from fiscal 2005 that will be reflected in the Company’s financial statements to be included in the Company’s 2006 10-K, but notes the following fiscal 2006 events:
•	In fiscal 2006, the Company paid approximately $26.0 million in fees for attorneys, accountants and consultants for services related to the 2006 restatement process and the Audit Committee-led accounting investigation, related securities litigation and the Securities and Exchange Commission investigation of associated matters. Restatement-related expenses incurred in fiscal 2005 were not significant in comparison.

•	As a result of our inability to timely file our 2005 10-K, in July 2006 we had to refinance the majority of our indebtedness with higher rate debt, which significantly increased our interest costs for borrowed money for fiscal 2006. As part of this refinancing, we funded the repurchase of approximately $225 million of our 7% notes and the repayment of $100 million of our 3 3/8% senior exchangeable notes with borrowings under a new term loan facility which bears interest at a base rate or the Eurodollar rate, plus a margin that fluctuates, resulting in interest costs in excess of those incurred under the fixed rate indebtedness these borrowings replaced. The interest rate under the term loan facility was 8.375% at February 4, 2007. In connection with the repurchase of the 7% notes, we also paid a total of $11.1 million to terminate an interest rate swap agreement intended to hedge the fair value of $100 million of the 7% notes. In addition, interest costs increased in fiscal 2006 as a result of the July 2006 renegotiation of the terms of the 4 5/8% senior exchangeable notes we issued in December 2005, which, among other things, raised the coupon rate on such notes to 6 3/4%.

•	The Company opened 55 net new stores in fiscal 2006 compared to 27 net new stores in fiscal 2005. The Company also acquired 110 stores in fiscal 2005 in connection with its acquisition in December 2005 of the Murray’s Discount Auto Parts chain.
     Statements in this notification that are not historical, including, among other things, as to the pending restatement of the Company’s financial statements and the nature of the proposed restatement adjustments identified to date, the anticipated impacts of restatement adjustments identified to date, the anticipated conclusion regarding management’s assessment of the Company’s internal control over financial reporting, and any anticipated significant changes in results in operations for fiscal 2006 compared to fiscal 2005, may be deemed forward-looking statements within the meaning of the federal securities laws. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “should,” “continue,” “predict,” “preliminary,” and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting practices, any potential Securities and Exchange Commission or New York Stock Exchange inquiry with respect to the potential adjustments or the Company’s accounting practices, the ability of the Company to file its periodic reports, the impact on the Company’s business, and the risks detailed from time to time in the Company’s periodic filings under the Securities Exchange Act of 1934. Because the statements are subject to risks and uncertainties, actual developments and results may differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof.

CSK Auto Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 6, 2007	By	/s/ James B. Riley

James B. Riley
Senior Vice President Chief Financial Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).